The BlackRock North American Government Income Trust, Inc.
For year ended (a) October 31, 1995
File Number (c) 811-6443



                                  SUB ITEM 77J


                      Reclassification of Capital Accounts


      The Trust accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies. For the year ended October 31, 1995 the Trust decreased paid-in capital in excess of par by $35,502,768, increased undistributed net investment income by $3,147,231, increased accumulated net realized losses on investments by $1,292 and decreased accumulated net realized and unrealized foreign currency losses by $32,356,829 for realized foreign currency losses incurred during the year ended October 31, 1995. Net investment income, net realized gains and net assets were not affected by this change.